UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. __)*

                              EQUUS II INCORPORATED
                                (Name of Issuer)

                          COMMON STOCK, $.001 PAR VALUE
                         (Title of Class of Securities)

                                  294 766 10 0
                                 (CUSIP Number)

 John T. Unger, 1000 Louisiana, Suite 3650, Houston, Texas 77002, 713-652-3311
          (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)

                                  May 15, 1997
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].


Note: Six copies of this statement, including all exhibits, should be filed with the Commission.
See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO.    294 766 10 0           13D                 Page    2  of 8   Pages

1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Those persons named in pages 3 through 6 in the aggregate. As permitted by Schedule 13D, the social security numbers and IRS identification numbers of the Reporting Persons are not included.

2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                             (a) [  ]
                             (b) [  ]
          The Reporting Persons disclaim any existence of, or the necessity for filing as, a group; however, the information herein is supplied in order to comply with the SEC staff's interpretation of its rules and regulations.

3        SEC USE ONLY

4        SOURCE OF FUNDS (See Instructions) OO, WC, and PF - See Item 3 below.

5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
        ITEMS 2(d) or 2(E)     [  ]

6       CITIZENSHIP OR PLACE OF ORGANIZATION

NUMBER OF                   7        SOLE VOTING POWER                        0
SHARES
BENEFICIALLY                8        SHARED VOTING POWER                266,392
OWNED BY
EACH                        9        SOLE DISPOSITIVE POWER                   0
REPORTING
PERSON
WITH                       10        SHARED DISPOSITIVE POWER           266,392

11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON   266,392

12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES(See Instructions)    [    ]

13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)                 5.6%

14       TYPE OF REPORTING PERSON(See Instructions) CO, IN, and IA

CUSIP NO.    294 766 10 0           13D                 Page    3  of 8   Pages

1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         EQUUS CORPORATION INTERNATIONAL

2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                             (a) [  ]
                             (b) [X]

3        SEC USE ONLY

4        SOURCE OF FUNDS(See Instructions) OO

5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
        ITEMS 2(d) or 2(E)     [  ]

6       CITIZENSHIP OR PLACE OF ORGANIZATION Delaware


NUMBER OF                   7        SOLE VOTING POWER             215,903
SHARES
BENEFICIALLY                8        SHARED VOTING POWER            27,953
OWNED BY
EACH                        9        SOLE DISPOSITIVE POWER        215,903
REPORTING
PERSON
WITH                       10        SHARED DISPOSITIVE POWER       27,953


11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON    243,506

12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES(See Instructions)    [    ]

13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)    5.1%

14       TYPE OF REPORTING PERSON(See Instructions) CO

CUSIP NO.    294 766 10 0           13D                 Page    4  of 8   Pages

1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         SAM P. DOUGLASS

2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                             (a) [  ]
                             (b) [X]

3        SEC USE ONLY

4        SOURCE OF FUNDS(See Instructions) OO, PF

5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
        ITEMS 2(d) or 2(E)     [  ]

6       CITIZENSHIP OR PLACE OF ORGANIZATION United State


NUMBER OF                   7        SOLE VOTING POWER             8,658
SHARES
BENEFICIALLY                8        SHARED VOTING POWER         257,734
OWNED BY
EACH                        9        SOLE DISPOSITIVE POWER        8,658
REPORTING
PERSON
WITH                       10        SHARED DISPOSITIVE POWER    257,734


11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON    266,392

12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES(See Instructions)    [    ]

13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)    5.6%

14       TYPE OF REPORTING PERSON(See Instructions) IN

CUSIP NO.    294 766 10 0           13D                 Page    5  of 8   Pages

Item 1.  Security and Issuer.

        This statement relates to the Common Stock, $.001 par value, of Equus II Incorporated, a Delaware corporation ("EQS"). The principal executive offices of the issuer are located at 2929 Allen Parkway, Suite 2500, Houston, Texas 77019.

Item 2.  Identity and Background.

        The persons filing this statement are:

1. Equus Corporation International ("ECI") is a corporation organized under the laws of the State of Delaware. The address of ECI's business and principal office is 2929 Allen Parkway, Suite 2500, Houston, Texas 77019. ECI owns 80% of the outstanding capital stock of ECMC. ECI is a privately held company that owns 80% of the outstanding capital stock of Equus Capital Management Corporation, a Delaware corporation ("ECMC"). ECMC is a registered investment adviser and acts as investment adviser for EQS and other investment partnerships. The address of ECMC's business and principal office is 2929 Allen Parkway, Suite 2500, Houston, Texas 77019.

2. Sam P. Douglass. Mr. Douglass' business address is 2929 Allen Parkway, Suite 2500, Houston, Texas 77019. Mr. Douglass is a director and Chairman of the Board and Chief Executive Officer of EQS, ECMC, and ECI.

        The other directors and executive officers of ECI are:

        Paula T. Douglass. Ms. Douglass's business address is 2929 Allen Parkway, Suite 2500, Houston, Texas 77019. Ms. Douglass is a director, Vice President and Secretary of ECI and a director of ECMC.

        S. Preston Douglass, Jr. Mr. Douglass's business address is 820 Main Street, Suite 100, Kerrville, Texas 78028-5300. Mr. Douglass is a director of ECI. Mr. Douglass is a partner in the law firm of Wallace, Mosty, Machann, Jackson & Williams, Kerrville, Texas.

        None of the foregoing persons, during the last five years, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors)or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.  Source and Amount of Funds or Other Consideration.

        On May 15, 1997, ECMC distributed 137,333 shares of the Common Stock, $.001 par value, of EQS to ECI as a dividend distribution and 84,570 shares of EQS Common Stock in satisfaction of tax sharing obligations valued at a price of $16.25 per share.

CUSIP NO.    294 766 10 0           13D                 Page    6  of 8   Pages

        All prior acquisitions of shares by the persons listed in Item 2 were made with the working capital or personal funds of such persons.

        Some or all of the persons listed in Item 2 may acquire or sell additional shares of EQS Common Stock.

Item 4.  Purpose of Transaction.

        See Item 3. Each Reporting Person and person listed in Item 2 acquired shares of EQS Common Stock in the ordinary course of business for investment purposes and not with the purpose of changing or influencing the control of EQS, nor in connection with or as a participant in any transaction having such purpose. Some or all of the persons listed in Item 2 may acquire additional shares or sell shares of EQS Common Stock for their personal or business investment objectives.

        ECMC is the investment adviser to EQS. As such it is responsible for managing the investments and business of EQS and providing, or arranging for suitable third parties to provide, any and all management and administrative services reasonably necessary for the operation of EQS and the conduct of its business. The Reporting Persons do not have any present plans to change the investment objectives or policies of EQS.

        No person listed in Item 2 has any present plans or proposals that relate to or will result in any transactions or events described in Items 4(a) to (j) of Schedule 13D.

Item 5.  Interest in Securities of the Issuer.

    (a) and (b)

      Name                           Shares Beneficially             Power to Vote                      Power to Dispose or
                                             Owned                                                       Direct Disposition
                                   Aggregate       Percent          Sole             Shared            Sole                Shared
                                     Number        of Class
Equus Capital .............         27,953(1)        0.6%               5            27,948(1)              5             27,948(1)
Management
Corporation
Equus .....................        243,856(1)        5.1%         215,903            27,953(1)        215,903             27,953(1)
Corporation ...............             (2)                                                (2)                                  (2)
International
Sam P .....................        266,392(3)        5.6%           8,658(3)        257,734(4)          8,658(3)         257,734(4)
Douglass ..................             (4)
Paula T ...................         13,878           0.3%          13,878                 0            13,878                  0
Douglass ..................
S. Preston
Douglass, Jr...............            356            --              356                 0               356                  0

(1) Includes 27,948 shares owned by Equus Capital Corporation ("ECC"), a Delaware corporation and wholly owned subsidiary of ECMC. ECI owns 80% of the outstanding capital stock of ECMC.

                                         (Footnotes continued on following page)

CUSIP NO.    294 766 10 0           13D                 Page    7  of 8   Pages

(2)     Includes 5 shares owned by ECMC.
(3) Includes 215,903 shares owned by ECI of which Mr. Douglass is Chairman of the Board and Chief Executive Officer and 338 shares owned by Douglass Trust IV for the benefit of Brooke Douglass and 338 shares owned by Douglass Trust IV for the benefit of S. Preston Douglass of which trust Mr. Douglass is the trustee.
(4) Includes 27,948 shares owned by ECC of which Mr. Douglass is the Chairman of the Board and Chief Executive Officer, 5 shares owned by ECMC of which Mr. Douglass is the Chairman of the Board and Chief Executive Officer, and 13,878 shares owned by Paula Douglass, Mr. Douglass' spouse. Mr. Douglass expressly declares that the filing of this statement shall not be construed as an admission that he is, for purposes of section 13(d) or 13(g) of the Securities Exchange Act of 1934, as amended, the beneficial owner of any securities owned by ECI, ECC, ECMC, or his spouse.

  (c) Except as set forth in Item 3, and as described below, none of the persons listed in Item 2 have effected any transactions since March 15, 1997. On April 21, 1997, Paula T. Douglass purchased 30 shares of EQS Common Stock at a purchase price of $16.375 per share.

   (d) With respect to each person listed in Item 2, no person other than the Reporting Person is known to have the right to receive or the power to direct receipt of dividends from, or the proceeds from the sale of, the securities owned by such person (except to the extent of the marital property interest therein of the spouse of any such person).

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

        Except for their relationship as directors and/or officers of EQS and ECI as described in Item 2 above, there are no contracts, arrangements, understandings, or relationships (legal or otherwise) among the Reporting Persons or between any person listed in Item 2 and any other person with respect to any securities of EQS.

        The Reporting Persons each expressly disclaim that they are acting as a group within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended.

        In accordance with Rule 240.13d-4 promulgated under the Securities Exchange Act of 1934, as amended, each Reporting Person expressly declares that the filing of this statement shall not be construed as an admission that he or it is, for purposes of Section 13(d) or Section 13(g) of such Act, the beneficial owner of any securities of the Issuer other than as expressly described in Item 5 (including the notes thereto).

Item 7.  Material to be Filed as Exhibits.

        Exhibit A - Joint Filing Agreement of the Reporting Persons.

CUSIP NO.    294 766 10 0           13D                 Page    8  of 8   Pages

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

Date: May 27, 1997

Signatures:

Equus Corporation International

By/s/SAM P. DOUGLASS
Name:Sam P. Douglass
Title:Chairman of the Board and Chief Executive Officer

/s/SAM P. DOUGLASS
   Sam P. Douglass
-----------
Each Reporting Person certifies only the information in Item 5(a) and (b) regarding, himself or itself, as the case may be.

                                                                Exhibit A

        We, the undersigned Reporting Persons, hereby express our agreement that the attached Schedule 13D is filed on behalf of each of us.

Date: May 27, 1997

Equus Corporation International

By/s/SAM P. DOUGLASS
Name:Sam P. Douglass
Title:Chairman of the Board and Chief Executive Officer

/s/SAM P. DOUGLASS
   Sam P. Douglass
-------------------------------------